Exhibit 99.123

VERSES

VERSES Announces NRI Transitions to GENIUS™

VANCOUVER, British Columbia, Aug. 14, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES” or the “Company”), a cognitive computing company developing next-generation intelligent software systems, today announced that third party logistics company NRI USA, LLC (“NRI”) will be upgrading to the GENIUS Beta program.

“NRI was an early adopter of our offerings and saw the vision of what our intelligent software can provide. Since we entered into a commercial agreement with them, our business model has evolved from an industry specific bespoke offering, to that of our current flagship platform offering, GENIUS. So naturally it makes sense to transition our relationship onto the GENIUS platform,” said Gabriel René, CEO of VERSES.

“It was great utilizing the early capabilities of Wayfinder but we need more than just routing capabilities. The 3PL and supply chain industry is more complex than ever and at times very unpredictable. The ability to apply our vast amounts of data to GENIUS' reasoning capabilities is extremely exciting for our business. This will be a foundational element for when the more advanced Genius capabilities are released in the future, ” said Pete McKenna, CEO of NRI.

Due to the change of platform and the structure of the GENIUS offering, the existing SaaS contract dated August 25, 2021 is being voided by both parties and no further obligations are required on behalf of either party in respect of the SaaS contract. The two companies intend to enter into a new contract for GENIUS on terms being negotiated by the parties.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, GENIUS™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, the statement regarding the Company and NRI expecting to enter into a new contract.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions.. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: the ability of the Company to negotiate a new commercial agreement with NRI. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the risk that the Company will be unsuccessful in negotiating a new commercial agreement with NRI. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES' forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.